FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 7, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒        Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐        No      ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the annual General shareholders` meeting of WBD Foods OJSC on June 22, 2004.

1. On the first agenda item, “Election of members of the Counting Committee”

1.1. Be it resolved that a Counting Committee composed of five members be elected as follows:

O. M. Limonova, N. Yu. Nosova, I. M. Kolesnikov, E. S. Soltnseva, I. A. Tyusina.

2. On the second agenda item, “Ratification of the annual report and annual financial statements, including the income statement, and distribution of the Company’s profit—including payment (declaration) of dividends—and losses of the Company for the financial year”.

Be it resolved:

2.1.                That the annual report of WBD Foods, prepared on the basis of accounting records for 2003 kept according to Russian standards, be approved.

2.2.                That the annual financial statements for 2003, including the income statement of WBD Foods, be approved.

2.3.                That the net profit reflected in the financial statements for 2003 prepared according to Russian standards be allocated as follows:

•                           5% of the net profit, in the amount of 4,713,159 rubles 30 kopecks will be contributed to the reserve fund;

•                           the remainder of the net profit, in the amount of 89,550,026 rubles 61 kopecks, will remain undistributed.

3. On the third agenda item, “Approval of the Company’s auditor for 2004”

3.1. For purposes of verifying the financial and business activities of WBD Foods in accordance with legal acts of the Russian Federation, be it resolved that Ernst and Young Vneshaudit Closed Joint Stock Company (Russian Ministry of Finance license No E003246) be approved as the Company’s auditor for 2004.

4. On the fourth agenda item, “Approval of a new version of the Bylaw on the Board of Directors”

4.1. Be it resolved that a new version of the Bylaw on the Board of Directors of WBD Foods be approved.

5. On the fifth agenda item, “Election of the members of the Company’s Board of Directors”

5.1. Be it resolved that the members of the Company’s Board of Directors be elected as follows:

1. Guy de Selliers, 2. M. V. Dubinin, 3. Michael O’Neill, 4. A. S. Orlov,  5. S. A. Plastinin, 6. V. A. Tutelyan, 7. V. N. Sherbak, 8. D. Iakobachvili, 9. E. G. Yasin, 10. E. Linwood (Tip) Tipton.

6. On the sixth agenda item, “Election of the members of the Company’s Audit Committee”

6.1. Be it resolved that the members of the Company’s Audit Committee be elected as follows:

E.V. Gorshechnikova, E. B. Kuznetsova, N. N. Kolesnikova, M. A. Naumova, N. V. Romanova, and E. V. Smirnova.

7. On the seventh item, “Concerning remuneration and reimbursement of expenses of members of the Board of Directors”

7.1. Be it resolved that members of the Board of Directors during the period of performance of their duties (participation in meetings of the Board of Directors and the work of Committees of the Board of

Directors) be paid remuneration and receive reimbursement of expenses associated with their performance of the functions of members of the Board of Directors in the proposed amount and manner.

8. On the eighth agenda item, “Concerning approval of transactions involving interested parties”

8.1. In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

1. Tsaritsino Dairy OJSC (“Seller”) will sell, and WBD Foods OJSC (“Buyer”) will accept and pay for 26,410 (twenty-six thousand four hundred ten) registered common shares in Lianozovo Dairy OJSC at a price of 10,630 to 11,000 rubles per share.

2. Agreements on indemnification of court expenses between WBD Foods OJSC and each of the following individuals - officials of WBD Foods OJSC, severally: members of the Board of Directors of WBD Foods OJSC Dubinin M.V., Orlov A.S., Plastinin S.A., Tutelyan V.A., Sherbak V.N., Yasin E.G., and members of the Management Board of WBD Foods OJSC Byrdin M.O., Preobrazhensky V.V., Maliutin A.E., in compliance with which agreements WBD Foods OJSC agrees to indemnify the officials listed above for all costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods OJSC (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries: members of the Board of Directors of WBD Foods OJSC Dubinin M.V., Orlov A.S., Plastinin S.A., Tutelyan V.A., Sherbak V.N., Yasin E.G., and members of the Management Board of WBD Foods OJSC Byrdin M.O., Preobrazhensky V.V., Maliutin A.E.).

3. A promissory note whereby Baltic Milk Dairy  OJSC (the “Promisor”) unconditionally agrees to pay WBD Foods OJSC (the “Promisee”) or to the order of the said Promisee, upon the presentation of the note for payment, but not later than on February 4, 2005, an amount of RUR 287 789 060, 24, together with interest on the said amount at  9,5% per annum. (Beneficiary: Baltic Milk Dairy OJSC).

4. A promissory note whereby Lianozovo Dairy  OJSC (the “Promisor”) unconditionally agrees to pay WBD Foods OJSC (the “Promisee”) or to the order of the said Promisee, upon the presentation of the note for payment, but not later than on February 4, 2005, an amount of RUR 1 974 805 291,11 together with interest on the said amount at  9,5% per annum. (Beneficiary: Lianozovo Dairy  OJSC).

5. Guarantee agreement whereby WBD Foods OJSC guarantees to «Commercebank» CJSC the performance by LMK OJSC of its monetary obligations under a Credit Facility Opening Agreement between LMK OJSC and «Commercebank» CJSC for an amount of US$10 000 000, together with interest accrued to the said amount, at the rate of not higher than 10.5% per annum, and amount of any other possible payments due to be paid as per the said Agreement. (Beneficiary: LMK OJSC).

6. Guarantee agreement whereby WBD Foods OJSC guarantees to «Sberbank» OJSC the performance by LMK OJSC of its monetary obligations under a Credit Facility Opening Agreement between LMK OJSC and «Sberbank RF» OJSC for an amount of US$35 000 000, together with interest accrued to the said amount, at the rate of not higher than 13.5% per annum, and amount of any other possible payments due to be paid as per the said Agreement. (Beneficiary: LMK OJSC).

8.2. For the purposes of encouraging the employees of WBD Foods OJSC and third parties (the list is enclosed), who are not members of the Board of Directors and/or the Management Board of WBD Foods OJSC, to continue to discharge their work responsibilities (to render services, to execute works) during their current term of office (rendering of services, execution of works), as well as during any future term of office (rendering of services, execution of works), to which an employee may be elected or appointed (which a third party is executing, rendering), as well as for the purposes of their discharge of their responsibilities or commitments in the best way from the point of view of such employee (third party), without unnecessary concern about possible suits with respect to their personal liability, to  approve the following agreements between WBD Foods OJSC and the employees (third parties) included in the lists:

1. Indemnification Agreements, in compliance with which the employees (third parties) mentioned in the list shall be held harmless against all costs and expenses incurred by the above mentioned individuals in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned individuals of their responsibilities (rendering of services, execution of works), or resulting from the discharge of such responsibilities (rendering of services, execution of works).

2.  Agreements on indemnification of court expenses, in compliance with which WBD Foods OJSC agrees to indemnify the employees (third parties) included in the list for all costs and expenses incurred by the above mentioned individuals (third parties) in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned individuals of their responsibilities (rendering of services, execution of works), or resulting from the discharge of such responsibilities (rendering of services, execution of works).

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby also notifies of resolutions adopted by the extraordinary General shareholders` meeting of WBD Foods OJSC on May 12, 2004.

Be it resolved that:

1.                                       WBD Foods OJSC shall participate in “German Economy Union in the Russian Federation” (hereinafter – German Economy Union).

2.                                       WBD Foods OJSC Chairman of the Management Board Mr. S.A. Plastinin be charged to fulfill all required arrangements to participate in German Economy Union, including terms of participation definition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: July 7, 2004